# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MFS High Yield Municipal Trust, CIK 0000809844
CUSIP: 59318E607
Title of class of securities: Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2051
Address of issuer's principal executive offices: 111 Huntington Ave, 24th Floor, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000835271

## Reporting persons
- JPMorgan Chase Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 330; sole dispositive power 330; shared dispositive power 0; aggregate amount beneficially owned 330 (100% of the class)

## Item 1. Issuer
Name of issuer: MFS High Yield Municipal Trust
Address of issuer's principal executive offices: 111 Huntington Avenue, 24th Floor Boston, MA 02199

## Item 2. Person Filing
Name of person filing: JPMorgan Chase Bank, National Association ("JPM")
Address of principal business office or, if none, residence: 1111 Polaris Parkway Columbus, OH 43240
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 330
Percent of class:
100%*

* Represents percentage ownership of RVMTP Shares as a percentage of all preferred shares outstanding and is calculated based on information suppled by the issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
330**

** On July 20, 2021 JPM assigned certain preferred class voting rights on the RVMTP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated July 20, 2021 among JPM, Glass, Lewis & Co., LLC, as trustee (the "Voting Trustee") and as voting consultant (the "Voting Consultant"). Voting and consent rights on the RVMTP Shares not assigned to the Voting Trust have been retained by JPM. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.
Sole power to dispose or to direct the disposition: 330
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: On September 5, 2024 JPM deposited the 510 RVMTP Shares into a tender option bond trust (a "TOB") named the J.P. Morgan Putters/Drivers, Series 5074 Trust. The TOB has title to 100% of the RVMTP Shares but does not have the power to dispose or direct the disposition of the RVMTP Shares. No voting rights on the RVMTP Shares have been transferred to the TOB and voting rights on the RVMTP Shares are retained by JPM and the Voting Trust as described in Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMorgan Chase Bank, National Association: /s/ Adrian Budischak, Adrian Budischak / Authorized Signatory (05/05/2026)